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                               A T FUND OF FUNDS
                       C/O CITIGROUP FUND SERVICES, LLC
                          3 CANAL PLAZA, GROUND FLOOR
                              PORTLAND, ME 04101
                                (800) 441-7288

June 21, 2007

Dear Shareholder:

   In order to provide liquidity to Shareholders, the Board of Trustees (the "BOARD") of A T Funds Investment Trust (the "TRUST") has once again approved a tender offer for the common shares (the "SHARES") of A T Fund of Funds, the sole series of the Trust (the "FUND"). Accordingly, the Fund is hereby commencing an offer to purchase up to $3,000,000 of the Fund's outstanding Shares. The offer is for a price equal to the Fund's net asset value ("NAV") per share as of the close of business on September 30, 2007, or such later date to which the Offer is extended (the "VALUATION DATE"), upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the "OFFER").

   If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please follow the instructions contained in the Offer. Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares. The deadline for participating in the Offer is 5:00 p.m. Eastern time, July 20, 2007, or such later date to which the Offer is extended (the "EXPIRATION DATE").

   None of the Fund, the Board, or the Fund's investment adviser or subadviser are making any recommendation to any Shareholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his, her or its own decision.

   As of April 30, 2007, the Fund's NAV was $112.14 per Share and 342,760.117 Shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by calling Citigroup Fund Services, LLC, the Fund's subadministrator (the "SUBADMINISTRATOR"), toll free at (800) 441-7288 between 9:00 a.m. and 5:00 p.m. Eastern time, Monday through Friday (except holidays). Questions, requests for assistance and/or requests for additional copies of this Offer and related materials should be directed to the Subadministrator at the toll free number above.

   If you do not wish to tender your Shares, you need not take any action.

Sincerely,

/s/ Alexander L. Popof
-------------------------
Alexander L. Popof
Chief Financial Officer